Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

28th November 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Full Text Announcement

Other Announcements from this Company

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	09:52 28 Nov 2002
Number	4001E

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Schroder Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Chase Nominees Limited A/C 03886 726,000 shares; Chase Nominees Limited 881,200 shares; Chase Manhattan Bank 177,900 shares; Nutraco Nominees Ltd A/C GWPPMPS 245,110 shares; HSBC Global Custody Nominee (UK) Ltd 301,415 shares; State Street Nominees Limited A/C 5H57 942,400 shares; Morgan Nominees Ltd A/C CCC 226,000 shares; Morgan Nominees Ltd 1,109,292 shares; Bank of New York 556,000 shares; BT Globenet Nominees Ltd A/C 6B 977,200 shares; Nortrust Nominees Limited 6,209,997 shares; Schroder Nominees Limited 8,727,910 shares; Chase Nominees Limited 3,155,915 shares.

5) Number of shares/amount of stock acquired:
N/A

6) Percentage of issued class:
N/A

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:

Faxed letter dated 27/11/02 received 27/11/02

12) Total holding following this notification:
24,236,339 shares

13) Total percentage holding of issued class following this notification:
10.447%

14) Any additional information:
Not known

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
28th November 2002

END

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Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

27th November 2002

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 0 2 2002
WASH. D.C. 180

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

RNS | The company news service from the London Stock Exchange

Full Text Announcement

Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	11:38 27 Nov 2002
Number	3466E

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
HSBC Global Custody Nominee (UK) Ltd A/c 775245 1,017,287 shares; HSBC Global Custody Nominee (UK) Ltd 754612 250,000 shares; HSBC Global Custody Nominee (UK) Ltd A/c 360509 280,026 shares; HSBC Global Custody Nominee (UK) Ltd A/c 357206 4,540,639 shares; HSBC Global Custody Nominee (UK) Ltd A/c 130007 250,000 shares; HSBC Global Custody Nominee (UK) Ltd A/c 866203 253,400 shares; HSBC Global Custody Nominee (UK) Ltd A/c 747381 462,000 shares.

5) Number of shares/amount of stock acquired:
295,000

6) Percentage of issued class:
0.13%

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
25th November 2002

11) Date company informed:
Faxed letter dated 26/11/02 received 27/11/02

12) Total holding following this notification:

7,053,352 shares

13) Total percentage holding of issued class following this notification:
3.04%

14) Any additional information:
Not known

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
27th November 2002

END

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